SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

17 May 2018

Prudential plc

Results of Annual General Meeting held on 17 May 2018

Prudential plc (the "Company") announces that at its Annual General Meeting ("AGM") held earlier today, Resolutions 1 to 23 (inclusive) and Resolution 25 as ordinary resolutions together with Resolution 24 and Resolutions 26 to 29 (inclusive) as special resolutions, were duly passed and the results of the polls are as follows:

	RESOLUTION	VOTES FOR	% OF VOTES CAST	VOTES AGAINST	% OF VOTES CAST	VOTES CAST IN TOTAL	TOTAL VOTES CAST AS A % OF ISSUED SHARE CAPITAL	VOTES WITHHELD
1	To receive and consider the accounts for the financial year ended 31 December 2017, together with the Strategic Report, Director's Remuneration Report, Directors' Report and the Auditor's Report on those Accounts	2,000,694,115	98.57	29,078,941	1.43	2,029,773,056	78.32%	45,552,563
2	To approve the Directors' Remuneration Report for the year ended 31 December 2017	1,944,563,586	94.91	104,204,573	5.09	2,048,768,159	79.05%	26,571,316
3	To elect Mr Mark FitzPatrick as a Director	2,042,842,989	98.50	31,082,282	1.50	2,073,925,271	80.02%	1,410,505
4	To elect Mr James Turner as a Director	2,047,543,177	98.73	26,311,483	1.27	2,073,854,660	80.02%	1,481,116
5	To elect Mr Thomas Watjen as a Director	2,063,456,843	99.48	10,863,020	0.52	2,074,319,863	80.04%	1,015,913
6	To re-elect Sir Howard Davies as a Director	2,049,416,818	98.80	24,902,989	1.20	2,074,319,807	80.04%	1,015,970
7	To re-elect Mr John Foley as a Director	2,047,619,960	98.73	26,312,305	1.27	2,073,932,265	80.02%	1,403,511
8	To re-elect Mr David Law as a Director	2,050,636,957	98.86	23,666,652	1.14	2,074,303,609	80.03%	1,032,167
9	To re-elect Mr Paul Manduca as a Director	1,898,778,716	93.61	129,553,907	6.39	2,028,332,623	78.26%	47,003,152
10	To re-elect Mr Kaikhushru Nargolwala as a Director	2,061,465,167	99.38	12,845,181	0.62	2,074,310,348	80.03%	1,025,428
11	To re-elect Mr Nicolaos Nicandrou as a Director	2,047,581,127	98.73	26,346,593	1.27	2,073,927,720	80.02%	1,408,056
12	To re-elect Mr Anthony Nightingale as a Director	1,788,748,086	87.20	262,657,287	12.80	2,051,405,373	79.15%	23,930,404
13	To re-elect Mr Philip Remnant as a Director	2,048,461,804	98.75	25,859,442	1.25	2,074,321,246	80.04%	1,016,525
14	To re-elect Ms Anne Richards as a Director	2,048,111,979	98.75	25,841,187	1.25	2,073,953,166	80.02%	1,384,605
15	To re-elect Ms Alice Schroeder as a Director	2,065,332,102	99.57	8,989,233	0.43	2,074,321,335	80.04%	1,014,441
16	To re-elect Mr Barry Stowe as a Director	2,047,448,136	98.73	26,331,634	1.27	2,073,779,770	80.01%	1,556,006
17	To re-elect Lord Turner as a Director	2,063,523,548	99.48	10,795,015	0.52	2,074,318,563	80.04%	1,017,213
18	To re-elect Mr Michael Wells as a Director	2,052,685,200	98.98	21,232,033	1.02	2,073,917,233	80.02%	1,420,692
19	To re-appoint KPMG LLP as the Company's auditor	2,019,210,130	97.34	55,173,127	2.66	2,074,383,257	80.04%	952,519
20	To authorise the Audit Committee to determine the amount of the auditor's remuneration	2,063,478,844	99.47	10,923,551	0.53	2,074,402,395	80.04%	935,531
21	To renew the authority to make political donations	2,040,420,806	98.79	24,897,716	1.21	2,065,318,522	79.69%	10,018,903
22	To renew the authority to allot ordinary shares	2,036,158,258	98.43	32,532,291	1.57	2,068,690,549	79.82%	6,172,887
23	To renew the extension of authority to allot ordinary shares to include repurchased shares	2,051,755,309	99.16	17,391,759	0.84	2,069,147,068	79.84%	6,186,369
24	To renew the authority for disapplication of pre-emption rights	2,054,572,958	99.01	20,577,952	0.99	2,075,150,910	80.07%	182,526
25	To renew the authority for issuance of mandatory convertible securities (MCS)	2,031,766,225	98.20	37,333,598	1.80	2,069,099,823	79.83%	6,233,612
26	To renew the authority for disapplication of pre-emption rights in connection with an issuance of MCS	2,013,340,518	97.02	61,799,412	2.98	2,075,139,930	80.07%	193,505
27	To renew the authority for purchase of own shares	2,037,172,685	98.28	35,678,172	1.72	2,072,850,857	79.98%	2,486,547
28	To renew the authority in respect of notice for general meetings	1,912,763,542	92.60	152,963,198	7.40	2,065,726,740	79.70%	9,606,696
29	To adopt the new Articles of Association	2,064,577,892	99.99	196,342	0.01	2,064,774,234	79.67%	10,559,202

As at 6.00pm on 15 May 2018, the number of issued shares of the Company was 2,591,762,523 ordinary shares, which was the total number of shares entitling the holders to attend and vote for or against all the resolutions at the AGM. In accordance with the Company's Articles of Association, on a poll every member present in person or by proxy has one vote for every share held.

There were no restrictions on shareholders to cast votes on any of the resolutions proposed at the AGM. Votes withheld are not votes in law and therefore have not been counted in the calculation of the proportion of the votes for and against a resolution.

Pursuant to Listing Rule 9.6.2 of the UK Listing Rules, copies of all resolutions, other than those concerning ordinary business, passed at the AGM on 17 May 2018, will shortly be available to view via the National Storage Mechanism at http://www.morningstar.co.uk/uk/NSM

Additional Information:
Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

Contact:

Chris Smith, Deputy Group Secretary, +44 (0)20 7548 2115

Alan F. Porter, Group General Counsel and Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17 May 2018

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Chris Smith

Chris Smith
Deputy Group Secretary